SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Advent/Claymore Enhanced Growth & Income Fund
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00765E104
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,340,954
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,340,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,340,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used in this Schedule 13D/A are calculated based upon 13,603,025 Shares outstanding as of April 28, 2017 as disclosed in the Standstill Agreement (as defined in Item 4).

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,340,954
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,340,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,340,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D/A are calculated based upon 13,603,025 Shares outstanding as of April 28, 2017 as disclosed in the Standstill Agreement.

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2016 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on January 11, 2017 (“Amendment No. 1”), and Amendment No. 2 filed with the SEC on May 2, 2017, (“Amendment No. 2,” and together with this Amendment No. 3, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock, $0.001 per share (the “Shares”), of Advent/Claymore Enhanced Growth & Income Fund (the “Issuer”). This Amendment No. 3 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

The first sentence of Item 4 of Amendment No. 2 is hereby amended and restated as follows:

On April 28, 2017, the Reporting Persons entered into a standstill agreement (the “Standstill Agreement”) with the Issuer (together with the Reporting Persons, the “Standstill Parties”) whereby the parties agreed, among other things, and subject to certain conditions, that the Board of Trustees (the “Board”) of the Issuer will cause the Issuer to commence an in-kind tender offer for up to 32.5% of its outstanding Shares, subject to certain terms and conditions (the “Tender Offer”), with such Tender Offer to be conducted on substantially the terms described in the application, as filed with the SEC on August 10, 2016, as amended on December 20, 2016, March 10, 2017, March 15, 2017 and March 24, 2017, for an exemptive order from the SEC under Section 17(b) of the Investment Company Act of 1940.

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 4, 2017

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823